Exhibit I.2

DATE: April 29 2016

[Name & address of shareholder]

CSD Client A/C ID: [TBC] CSD Broker Code: [TBC]

Dear Shareholder,

GUINNESS GHANA BREWERIES LIMITED (“GGBL”) RENOUNCEABLE RIGHTS ISSUE ENTITLEMENT

Existing No. of Shares [TBC]	No. of Rights Entitlement [TBC]	Amount GHS [TBC]

In accordance with the special resolution passed by the shareholders of GGBL at the Annual General Meeting of GGBL held at the Golden Tulip Hotel, Kumasi, on 27 January 2016 and the resolution passed by the board of directors of GGBL (the “GGBL Board”) on 22 September 2015 authorising GGBL to raise additional capital through a renounceable rights issue, the GGBL Board is conducting a GHS 180,000,000 Renounceable Rights Issue of 96,256,685 ordinary shares of no par value at GHS 1.87 per share (the “Offer”).

You are entitled to 1 new ordinary share for every 2.1956 existing shares held in GGBL as at the Book Closure Date at 3.00pm on 29 April, 2016. This is indicated in the above table. The Offer will be open from 6 May, 2016 to 3 June, 2016 both dates inclusive.

Please find enclosed a copy of the circular on the Offer (the “Circular”) which has been approved by the Securities and Exchange Commission of Ghana and includes details on the Offer, its terms and conditions and the relevant application form. You are advised to read the Circular, including the Notice to Residents of the United States and Notice to Residents of California, if applicable, and to consult your stock broker, investment adviser or other professional for appropriate advice in deciding on whether to participate in the Offer or to renounce your entitlement.

To participate in the Offer, kindly submit this letter, a form of identification (Voters ID, Driver’s License, Passport, NHIS and National Identification Card), a duly filled in application and the relevant payment to IC Securities (Ghana) Limited or any Standard Chartered Bank Branch latest by 3.00pm on 3 June, 2016.

Yours faithfully,

GUINNESS GHANA BREWERIES LIMITED